UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

File No. 001-34419 - CF#33297

_____

AOL Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on July 27, 2009, Forms 10-K filed March 2, 2010, February 25, 2011, February 24, 2012, February 19, 2014, Forms 10-Q filed April 28, 2010, August 4, 2010 and November 3, 2010.

Based on representations by AOL Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 3, 2010	through December 31, 2017
10.2	10-Q	November 3, 2010	through December 31, 2017
10.70	10-K	March 2, 2010	through December 31, 2017
10.75	10-K	February 25, 2011	through December 31, 2017
10.62	10-K	February 24, 2012	through December 31, 2017
10.95	10-K	February 19, 2014	through December 31, 2017
10.96	10-K	February 19, 2014	through December 31, 2017
10.8	10-Q	April 28, 2010	through December 31, 2017
10.9	10-Q	April 28, 2010	through December 31, 2017
10.10	10-Q	April 28, 2010	through December 31, 2017
10.1	10-Q	August 4, 2010	through December 31, 2017
10.2	10-Q	August 4, 2010	through December 31, 2017
10.22	10-12B	July 27, 2009	through December 31, 2017
10.23	10-12B	July 27, 2009	through December 31, 2017
10.24	10-12B	July 27, 2009	through December 31, 2017

Exhibit	Form	Filed on	Confidential Treatment Granted
10.25	10-12B	July 27, 2009	through December 31, 2017
10.26	10-12B	July 27, 2009	through December 31, 2017
10.27	10-12B	July 27, 2009	through December 31, 2017
10.28	10-12B	July 27, 2009	through December 31, 2017
10.29	10-12B	July 27, 2009	through December 31, 2017
10.30	10-12B	July 27, 2009	through December 31, 2017
10.31	10-12B	July 27, 2009	through December 31, 2017
10.32	10-12B	July 27, 2009	through December 31, 2017
10.33	10-12B	July 27, 2009	through December 31, 2017
10.35	10-12B	July 27, 2009	through December 31, 2017
10.36	10-12B	July 27, 2009	through December 31, 2017
10.37	10-12B	July 27, 2009	through December 31, 2017
10.38	10-12B	July 27, 2009	through December 31, 2017
10.39	10-12B	July 27, 2009	through December 31, 2017
10.40	10-12B	July 27, 2009	through December 31, 2017
10.42	10-12B	July 27, 2009	through December 31, 2017
10.44	10-12B	July 27, 2009	through December 31, 2017
10.45	10-12B	July 27, 2009	through December 31, 2017
10.46	10-12B	July 27, 2009	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary